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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 2 9 2014

SEC FILE NUMBER
8-68748

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING	07/01/13	AND ENDING	6/30/14
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DISCERN Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Pine Street, Suite 1850

(No. and street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Starbird   **415-645-6526**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates CPAs

(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Scott Starbird, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DISCERN Securities, Inc. for the year ended June 30, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott Starbird
Name

_8-28-14_
Date

CEO
Title

(signature)
Signature

Notary Public




DISCERN SECURITIES, INC.

TABLE OF CONTENTS

675 Ygnacio Valley Road. Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of DISCERN Securities. Inc.

We have audited the accompanying financial statements of DISCERN Securities, Inc. (the "Company") (a Delaware corporation). which comprise the statement of financial condition as of June 30, 2014, and the related statements of operations. changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform. an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis. evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion. the financial statements referred to above present fairly, in all material respects, the financial condition of DISCERN Securities. Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable. and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion. the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates

Walnut Creek, California

August 22, 2014

- 1 -

DISCERN Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2014

ASSETS

Cash	$	2,423
Receivables & deposits with clearing firm		171,991
Prepaid expenses and other assets		6,336
TOTAL	$	180,750

LIABILITIES AND EQUITY

LIABILITIES:

Due to affiliate	$	3,000
Accounts payable and accrued expenses		34,469
Total liabilities		37,469

STOCKHOLDER'S EQUITY:

Common stock (par value of $0.001 per share; 1,000 shares authorized, issued) and outstanding)	1
Additional paid in capital	521,606
Accumulated deficit	(378,326)
Total stockholder's equity	143,281

TOTAL	$	180,750

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2014

REVENUES:		
Trading	$	1,035,562
Interest		3
Total revenues		1,035,565
EXPENSES:		
Clearing & execution expenses		228,161
Research services fee to affiliate		1,090,000
Regulatory fees		50,499
Professional fees		36,500
Office and administrative expenses		2,805
Total expenses		1,407,965
LOSS BEFORE TAXES		(372,400)
INCOME TAX EXPENSE		800
NET LOSS	$	(373,200)

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2014

	Common Stock (Shares)	Common Stock (Dollars)	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE — July 1, 2013	1,000	$ 1	$ 350,906	$ (5,126)	$ 345,781
Capital contributions	-	-	170,700	-	170,700
Net loss	-	-	-	(373,200)	(373,200)
BALANCE — June 30, 2014	1,000	$ 1	$ 521,606	$ (378,326)	$ 143,281

See accompanying notes to the financial statements.

DISCERN Securities, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(373,200)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Effects of changes in:		
Receivables & deposits at clearing firm		160,998
Prepaid expenses and other assets		12,597
Due to affiliate		(31,978)
Accounts payable and accrued expenses		2,801
Net cash used in operating activities		(228,782)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions made by stockholder (DISCERN Group, Inc.)		170,700
Net cash provided by financing activities		170,700
NET DECREASE IN CASH		(58,082)
CASH — July 1, 2013		60,505
CASH — June 30, 2014	$	2,423
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$	800

See accompanying notes to the financial statements.

DISCERN SECURITIES, INC.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — DISCERN Securities, Inc., a Delaware corporation (the "Company"), was formed in 2010 and became a registered broker-dealer on November 3, 2011, on which date the Company commenced operations. The Company is a securities broker-dealer specializing in facilitating trades for institutional customers, with primary offices in San Francisco and New York City. The sole stockholder of the Company is DISCERN Group, Inc. (the Company's "Parent"), a Delaware corporation. The Company provides its trading clients with research and data analytics platform services produced by its affiliates, DISCERN Investment Analytics, Inc. ("DIA") and DISCERN Technologies, Inc, also wholly-owned subsidiaries of the Company's Parent.

Trading Revenue — Securities transactions executed by the Company are carried and settled by an independent third party clearing broker-dealer on a fully disclosed basis. Securities transactions are recorded on a trade date basis and included in trading revenue. The Company's trading revenue consists primarily of commissions earned for executing customer securities trades on an agency basis.

Cash — The Company considers all demand deposits held in bank and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in one bank account as of June 30, 2014.

Receivables & Deposits with Clearing Firm — The Company's clearing firm maintains a trading commission account on behalf of the Company with balances equaling gross trading commissions earned by the Company from trading on behalf of its clients less clearing and other charges levied by the clearing firm. During the first or second week of each month, the Company's clearing firm wires funds to the Company in an amount equal to the net balance as of the end of the prior calendar month. In addition to the trading commission account, the Company maintains a clearing deposit account with its clearing firm with a balance of cash meeting the minimum required by the clearing firm.

The Company estimates the allowance for doubtful accounts based on historical collection experience and information obtained about and/or provided by the person or entity who owes the Company. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes — The Company is included in the consolidated federal income tax return of its Parent. It provides for income taxes on all transactions that have been recognized in the financial statements on a pro rata basis with its Parent and its Parent's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Any unrecognized tax benefits represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. FAIR VALUE OF ASSETS AND LIABILITIES

The Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes actively traded securities. The Company did not have any financial assets or liabilities utilizing Level 1 inputs as of June 30, 2014, except for cash..

Level 2 — Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 2 inputs as of June 30, 2014, or for the year then ended.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of June 30, 2014, or for the year then ended.

Fair Value of Assets and Liabilities Not Recorded at Fair Value — Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash, receivables and deposits with clearing firm, accounts payable, and payables to affiliates are either highly liquid or short term in nature and, accordingly, are recorded at amounts that approximate fair value.

3. STOCKHOLDER'S EQUITY

The Company's Parent, DISCERN Group, Inc., owner of one hundred percent of the common stock of the Company, made capital contributions of $170,700 during the year ended June 30, 2014.

4. **RELATED-PARTY TRANSACTIONS**

The Company has entered into an operating expense sharing agreement with its Parent and DIA, whereby those entities provide the Company with a number of services, including operating, facilities and administrative support. The personnel of the Company are also employees of one or more of its affiliated entities. The Company has entered into a services agreement with DIA whereby DIA provides the Company with research services which the Company in turn provides to its trading clients. These research services include the provision of research publications and consultations with sector analysts. In return for these services provided by DIA, the Company makes a fixed monthly payment to DIA. This payment has changed on occasion pursuant to periodic written modification of the agreement. The amount the Company paid to DIA during the year ended June 30, 2014 was $1,090,000, and is presented in Research services fee to affiliate in the Statement of Operations. At June 30, 2014, the balance due to DIA related to the research service fee was $3,000.

The Company incurs, outside of the operating expense sharing agreement, all expenses related directly to its brokerage activities, including regulatory fees, clearing fees, execution expenses, professional service expenses and license fees relating to its order management system.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, given the Company's current approved scope of business, the Company must maintain minimum net capital equal to the greater of $100,000 or 6 and 2/3% of aggregate indebtedness (which was $37,469 at June 30, 2014). At June 30, 2014, the Company's regulatory net capital was $136,945, which was $36,945 above required net capital of $100,000. The ratio of aggregate indebtedness to net capital at June 30, 2014 was .27.

6. **COMMITMENTS, CONTINGENT LIABILITIES, AND OFF BALANCE SHEET RISK**

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and investigations, and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if claimants seek unspecified damages, or when examinations or proceedings are at an early stage. Management believes there are no asserted or unasserted claims, lawsuits, regulatory investigations, or other proceedings with respect to the Company.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring trading activity, setting approval limits on trades over certain thresholds, and reviewing information it receives from its clearing broker on a daily basis. The Company reserves for doubtful accounts when necessary, and at June 30, 2014, there were no reserves recorded by the Company.

7. INCOME TAXES

The income tax expense for the year ended June 30, 2014 consists of:

Current:	
Federal	$ -
State	800
Total current	800
Deferred:	
Federal	-
State	-
Total deferred	-
Income tax provision	$ 800

Significant components of the Company's deferred tax balances as of June 30, 2014 are as follows:

Deferred income tax assets:	
Accrual to cash adjustment	$ 32,500
Federal net operating loss carryforward	68,800
State net operating loss carryforward	34,200
Total deferred income tax assets	135,500
Valuation allowance	(135,500)
Net deferred income tax assets	$ -

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2014, the Company believes that it is more likely than not that the benefit will not be realized and has provided a valuation allowance of 100% on the deferred tax assets. The valuation allowance related to deferred income tax assets increased by $134,258 for the year ended June 30, 2014.

At June 30, 2014, the Company had federal and state net operating loss carryforwards of approximately $458,748 and $455,548, respectively, which begin to expire in tax year 2033.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company has no unrecognized tax benefits. The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2011 and 2010, respectively.

8. CONCENTRATION OF REVENUE RISK

For the year ended June 30, 2014, revenue from one customer represented 10% or more of revenue. Revenue from that customer constituted approximately 24% of the Company's total revenue during the year. The risk to the Company is that this customer reduces or ceases trading with the Company, which may impact the Company's results of operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 22, 2014, the date on which the financial statements were available to be issued.

* * * * *

SUPPLEMENTAL SCHEDULES

DISCERN Securities, Inc.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 JUNE 30, 2014

Schedule I

COMPUTATION OF NET CAPITAL

EQUITY	$	143,281
LESS NONALLOWABLE ASSETS: Prepaid expenses and other assets		6,336
NET CAPITAL	$	136,945

COMPUTATION OF NET CAPITAL REQUIREMENT

AGGREGATE INDEBTEDNESS		37,469
6 AND 2/3% OF AGGREGATE INDEBTEDNESS		2,499
MINIMUM NET CAPITAL REQUIREMENT (greater of 6 and 2/3% of aggregate indebtedness or $100,000)	$	100,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	36,945
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL		0.27

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF JUNE 30, 2014)

There were no material differences noted in the Company's
Net Capital Computation at June 30, 2014

DISCERN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

JUNE 30, 2014

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
of DISCERN Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934. we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014. which were agreed to by DISCERN Securities. Inc. (the "Company"). and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently. we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014. as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014. noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences: and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly. we do not express such an opinion. Had we performed additional procedures. other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Walnut Creek, California

August 22, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended June 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068748 FINRA JUN
DISCERN SECURITIES INC
100 PINE ST STE 1850
SAN FRANCISCO, CA 94111-5221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Starbird (415) 645-6526

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,391

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,455)
     March 21, 2014
         Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   936

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 936

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 936 wired on Aug. 18, 2014

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DISCERN Securities, Inc.
(Name of Corporation, Partnership or other organization)

Scott Starbird
(Authorized Signature)

Dated the 18th day of August , 20 14 .

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2013
and ending June 30, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,035,562

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   79,153

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii)   0

Total deductions   79,153

2d. SIPC Net Operating Revenues $956,409

2e. General Assessment @ .0025 $2,391

(to page 1, line 2.A.)

2

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Board of Directors
 of DISCERN Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) DISCERN Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that DISCERN Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walnut Creek, California

August 22, 2014



Scott Starbird, Chief Executive Officer

Harry Blount, Sole Board Member

100 Pine Street, Suite 1850

San Francisco, CA 94111

August 12, 2014

To Ernst Wintter & Associates CPAs:

DISCERN Securities, Inc. ("DSI") is exempt from the requirements of SEC Rule 15c3-3(K) under the provisions of paragraph (2)(ii) thereunder. DSI has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended June 30, 2014.

Sincerely,

Scott Starbird

Harry Blount